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Exhibit 12.1

HARRAH'S ENTERTAINMENT, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In thousands, except ratio amounts)

	Six Months Ended June 30, (Unaudited)		Year Ended December 31,
	2004(a)	2003	2003(b)	2002(c)	2001(d)	2000(e)	1999(f)
Ratio of Earnings to Fixed Charges (g)
Income/(loss) from continuing operations	$171,968	$158,197	$291,954	$323,235	$207,247	$(12,335)	$207,240
Add:
Provision for income taxes	101,431	94,918	172,201	196,534	125,797	14,880	122,262
Interest expense	117,100	117,082	234,419	240,220	255,801	227,139	193,407
Interest included in rental expense	11,093	10,832	22,055	27,101	20,473	15,233	10,248
Amortization of capitalized interest	431	532	992	1,220	1,398	1,572	1,335
(Income)/loss from equity investments	(284)	86	1,073	(4,094)	(148)	314,958	33,042

Earnings as defined	$401,739	$381,647	$722,694	$784,216	$610,568	$561,447	$567,534

Fixed charges:
Interest expense	$117,100	$117,082	$234,419	$240,220	$255,801	$227,139	$193,407
Capitalized interest	2,019	2,123	2,349	3,537	9,309	7,960	13,118
Interest included in rental expense	11,093	10,832	22,055	27,101	20,473	15,233	10,248

Total fixed charges	$130,212	$130,037	$258,823	$270,858	$285,583	$250,332	$216,773

Ratio of earnings to fixed charges	3.1	2.9	2.8	2.9	2.1	2.2	2.6

(a)
The first six months of 2004 include $1.1 million in pretax credits for write-downs, reserves and recoveries.

(b)
2003 includes $11.1 million in pretax charges for write-downs, reserves and recoveries and $19.1 million in pretax charges for premiums paid for, and write-offs associated with, debt retired before maturity.

(c)
2002 includes $5.0 million in pretax charges for write-downs, reserves and recoveries, a $6.1 million pretax charge for our exposure under a letter of credit issued on behalf of National Airlines, Inc., and a charge of $91.2 million, net of tax benefits of $2.8 million, related to a change in accounting principle. 2002 also includes the financial results of Jazz Casino Company LLC from the date of our acquisition of a majority ownership interest on June 7, 2002.

(d)
2001 includes $22.5 million in pretax charges for write-downs, reserves and recoveries and $26.2 million of pretax income from dispositions of nonstrategic assets and the settlement of a contingency related to a former affiliate. 2001 also includes the financial results of Harveys Casino Resorts from its July 31, 2001, date of acquisition.

(e)
2000 includes $220.0 million in pretax reserves for receivables not expected to be recovered from JCC Holding Company and its subsidiary, Jazz Casino Company LLC, $6.1 million in pretax charges for other write-downs, reserves and recoveries, and $39.4 million in pretax write-offs and reserves for our investment in, loans to and net estimated exposure under letters of credit issued on behalf of National Airlines, Inc. 2000 also includes the financial results of Players International, Inc., from its March 22, 2000, date of acquisition.

(f)
1999 includes $2.2 million in pretax charges for write-downs, reserves and recoveries, $59.8 million of pretax gains from sales of our equity interests in nonconsolidated affiliates and $17.0 million in pretax losses on debt retired before maturity.

(g)
For purposes of computing this ratio, "earnings" consist of income before income taxes plus fixed charges (excluding capitalized interest) and minority interests (relating to subsidiaries whose fixed charges are included in the computation), excluding equity in undistributed earnings of less than 50% owned investments. "Fixed charges" include interest whether expensed or capitalized, amortization of debt expense, discount or premium related to indebtedness and such portion of rental expense that we deem to be representative of interest. As required by the rules which govern the computation of this ratio, both earnings and fixed charges are adjusted where appropriate to include the financial results for the Company's nonconsolidated majority-owned subsidiaries. As discussed in Note 11 to the Consolidated Financial Statements in the 2003 Harrah's Entertainment Annual Report, the Company has guaranteed certain third-party loans in connection with its casino development activities. The above ratio computations for the fiscal years presented exclude estimated fixed charges associated with these guarantees as follows: 2003, $9.5 million; 2002, $7.0 million; 2001, $4.4 million; 2000, $5.7 million; and 1999, $6.2 million.

CAESARS ENTERTAINMENT, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(dollar amounts in millions) (unaudited)

	Six Months Ended June 30,				Fiscal Years Ended December 31,
	2004		2003		2003		2002		2001		2000		1999
Income from continuing operations before income taxes and minority interest	$217		$137		$120		$253		$104		$230		$237
Add:
Distributions from less than 50% owned companies	6		4		10		16		18		43		4
Interest expense	153		167		326		341		379		427		139
Interest component of rent expense(1)	3		4		8		6		8		6		5

Earnings available for fixed charges	$379		$312		$464		$616		$509		$706		$385

Fixed charges:
Interest expense	$153		$167		$326		$341		$379		$427		$139
Capitalized interest	3		3		5		9		13		7		37
Interest component of rent expense(1)	3		4		8		6		8		6		5

Total fixed charges	$159		$174		$339		$356		$400		$440		$181

Ratio of earnings to fixed charges	2.4	x	1.8	x	1.4	x	1.7	x	1.3	x	1.6	x	2.1	x

(1)
Assumed interest component to be one-third of rent expense.

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  Exhibit 12.1
HARRAH'S ENTERTAINMENT, INC. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (In thousands, except ratio amounts)
CAESARS ENTERTAINMENT, INC. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (dollar amounts in millions) (unaudited)